THREE MONTHS ENDED JUNE 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended June 30, 2009 and the audited consolidated financial statements for the year ended March 31, 2009, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of August 24, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

We are continuing to actively monitor the effects of the current economic and credit conditions on our business and reviewing our discretionary capital spending, projects, and operating costs and implementing appropriate cash management strategies.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2           Overview

Amarc is actively working to make a major mineral deposit discovery with the potential to deliver both substantial growth and value to the Company. In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

In recent times Amarc has focused its efforts in two areas: grassroots exploration in British Columbia ("BC") and property evaluations from favorable mining jurisdictions around the world.

The Company's BC-focused grassroots stage geological, geochemical and geophysical exploration programs over the past four years have primarily been directed towards discovering bulk tonnage gold-copper deposits and high-value base metals deposits. Positive results from Amarc's extensive 2007 BC regional programs in the underexplored and highly prospective Sitlika Zinc-Copper Belt were the focus of exploration activities in 2008. Selected targets are being advanced by the Company in 20091, and others are being offered for joint venture.

_______________________________________________
1 Note that the dates in this discussion refer to the calendar rather than the fiscal year.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Sitlika Copper-Zinc Belt

Located in central BC (see figure below), the Sitlika Belt extends for some 226 kilometers from the Endako – Vanderhoof area towards the northwest through one of the best endowed mineral districts in the province.

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. Later staking increased the Company's tenure position to approximately 2,000 square kilometers. Following exploration programs that have resulted in targets being defined and prioritized, Amarc has reduced its land holdings to currently focus on approximately 217 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results of which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide ("VMS") deposits. In addition, the Sitlika rocks are considered to correlate with the Kutcho Creek Formation, located 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have reported measured and indicated resources of 10.4 million tonnes grading 2.1% copper, 2.9% zinc, 0.3 g/t gold and 32 g/t silver (Capstone Mining Corp.).

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Sitlika Belt is well-serviced by main-line forestry roads, crossing topography that is subdued in comparison with other areas of BC. It is also located proximal to the Yellowhead Highway and the Canadian National rail link, which connect the Belt to the bulk loading terminal port of Prince Rupert. High capacity electric transmission lines and a natural gas line are also proximal to the Belt. Other services, including hospitals and schools, are located in nearby communities such as Burns Lake.

As a result of positive exploration results from the 2007 and work early in the following season, $4.5 million was spent on the Sitlika Belt programs in 2008. Since 2007, approximately $10.4 million has been spent on the BC initiative, including approximately $7 million on the Sitlika Belt.

During the 2007 field season, the Company collected 1,586 stream sediment samples along the Sitlika Belt, identifying 17 priority areas with multiple zinc and/or copper dominated targets. Follow-up target definition work in 2007 included the collection of 7,517 soil samples, and completion of geological mapping and 75 line-kilometers of induced polarization ("IP") geophysical surveys.

Exploration work in the 2008 field season focused on targets definition in 17 priority areas identified in 2007, and included the collection of approximately 20,000 soils samples, 500 silt and rock geochemical samples, and the completion of 80 line-kilometers of IP, over 1,000 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys and approximately 4,600 meters of diamond drilling. Three outstanding copper and/or zinc mineral deposit targets were indentified within the Bodine Project area – the Huge South, Olsen and Big Time plays.

The Bodine Project is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively.

The Huge South target is located within the Bodine Project area. It is hosted by a thick felsic volcanic pile that extends over at least eight kilometers and represents a classic environment for VMS type mineralization. The Huge South target was initially identified during the 2007 field season from approximately 196 silt geochemical samples and 232 stream bank soil geochemical samples. Target delineation soil geochemical sampling during the 2008 field season defined a strong copper-in-soil anomaly, extending over a length of almost five kilometers. The anomaly remains open to both the northwest and to the southeast. Anomalous gold and zinc concentrations are associated with the copper anomaly. Results from an initial 6 line-kilometers of IP show a northwest trending chargeability high that is broadly coincident with the significant copper-in-soil anomaly.

Further target definition work completed during the 2009 field season includes geological mapping, taking approximately 620 soil samples and running approximately 21 line-kilometers of IP. A review of these results, in combination with those from the 2008 field season, is in progress to define drill targets.

The prospective Olsen target was identified through geological mapping, grid soil sampling over an approximately 3-kilometer by 2-kilometer grid and approximately 4 line-kilometers of IP completed in 2008. The soil grid defined a significant zinc-copper anomaly over an area of approximately 1,100 meters long by 200 meters to 600 meters wide, which is spatially associated with mafic and felsic volcanic units that represent preferred stratigraphy for VMS mineralization. Zinc concentrations range from 150 ppm to 2,591 ppm and copper concentrations range from 90 ppm to 2,008 ppm. The IP over the southern 600 meters of the soil anomaly identified areas of strong response coincident with elevated zinc and copper concentrations.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Additional, target definition work completed during the 2009 field season includes 2.2 line-kilometers of IP. A review of these results in combination with those from the 2008 field season is in progress. Drilling is planned to follow in 2009.

The Big Time target, although located within the Bodine Project area, represents a variation of the typical Sitlika Belt geological environment and deposit type. At Big Time, the one-kilometer by one-kilometer, open-ended, multi-element anomaly has strong porphyry copper-molybdenum affinity with significant gold and silver concentrations. To test this high priority porphyry copper-molybdenum deposit target, additional definition work, including geological mapping, taking 520 soil samples and running approximately 12 line-kilometers of IP have been completed during the 2009 field season. A review of these results is in progress.

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. The Company has paid $125,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Falkirk Property Agreement

In July 2009, subsequent to the quarter end, Amarc reached an agreement with Falkirk Resources Corp. ("Falkirk") to explore the Big Time property. Under the terms of the agreement, Falkirk has the right to earn a 50% interest in the Big Time property by issuing 200,000 shares to Amarc and funding $900,000 in exploration expenditures before December 31, 2009. Amarc will act as the operator. On exercise of the option by Falkirk, the two parties will enter into a joint venture agreement. The agreement is subject to the underlying Bodine Property Agreement.

Pinchi Belt Gold Properties

Amarc currently holds a land position of approximately 10 square kilometers along the Pinchi Belt, located to the east of the Sitlika Copper-Zinc Belt.

The Pinchi properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk tonnage gold deposits.

The Company performed airborne and ground-based geophysical surveys and grid-based geochemical surveys during the 2007 field season. Four targets were followed-up in 2007. During the 2008 field season, approximately 1,200 soil geochemical samples were collected from the Grand and Grand North targets. Subsequent to a review of these results and those from the 2007 field season, the Company has decided to retain only the Grand and the Petite claims. Currently, no work is planned on either the Grand or Petite plays in 2009.

The costs incurred on the Pinchi program to date total approximately $474,000.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Carbonate Zinc Belt

The remaining claims relating to the Carbonate Zinc Belt properties were allowed to lapse in July 2009. No further work is planned along the Carbonate Zinc Belt.

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covered approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. The land position has since been reduced to approximately 5 square kilometers.

The Rapid property is located 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

An airborne magnetic geophysical survey carried out in the early part of the 2008 season was followed up by focused geological mapping, collection of 2,840 geochemical soil samples and completion of approximately 34 line-kilometers of IP. Currently, no further work is planned on these properties in 2009.

The cost of the programs to date is approximately $576,000.

Other BC Agreements

The Pond Property Agreement

The Pond Agreement, which was entered into with an arm's length party, was terminated as of August 1, 2009. No further work is planned on the property.

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising an area of 252 square kilometers, was acquired during 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.), on its Tulox Property, subject to certain conditions. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,700,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 250,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million of Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

The Chona Agreement with an arm's length party, through which the Company retained a 2.5% net smelter royalty in the Chona property, has lapsed. No further work is planned on the Chona property located in BC.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA property, has lapsed. No further work is planned on the AA property located in BC.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

The Company has no plans to undertake any programs on these properties in 2009.

Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainties in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008.

Copper prices stabilized in January 2009, then began to increase. Prices have been in the US$2.00/lb range since early April. The average copper price in 2009 to August 24 is US$1.98/lb.

Zinc prices in 2008 ranged from a high $1.29/lb in March to a low of $0.50/lb in October, and averaged US$0.80/lb for the year. Prices stabilized in January 2009, and have averaged approximately US$0.63/lb to August 24, 2009.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009. Prices in 2009 to August 24 have averaged approximately US$920/oz.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information

Not required for interim MD&A.

1.4           Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30		Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	2009		2009	2008	2008	2008	2008	2007	2007
Current assets	$3,023		$3,373	$2,025	$4,054	$6,697	$7,963	$5,991	$6,901
Other assets	49		54	60	65	90	20	22	22
Total assets	3,072		3,427	2,085	4,119	6,787	7,984	6,013	6,923

Current liabilities	67		34	132	1,040	498	225	40	383
Shareholders' equity	3,005		3,393	1,953	3,079	6,289	7,758	5,973	6,540
Total liabilities &	3,072		3,427	2,085	4,119	6,787	7,984	6,013	6,923
shareholders' equity

Working capital	2,956		3,339	1,893	3,014	6,199	7,738	5,951	6,517

Expenses
Amortization	6		6	6	6	4	1	1	1
Exploration	196		301	1,515	2,974	1,264	489	443	1,667
Tax credits received	–		(1,435)	–	–	–	–	–	–
Legal, accounting and audit	6		31	2	(4)	8	27	21	3
Management and consulting	–		2	17	28	12	–	18	7
Office and administration	41		35	39	50	55	49	37	44
Salaries and benefits	106		(97)	107	123	76	56	78	75
Shareholder communication	18		(78)	44	96	61	20	21	19
Travel and conference	6		9	8	18	18	86	5	4
Trust and filing	1		10	9	5	1	11	7	8
Subtotal	380		(1,217)	1, 747	3,297	1,500	741	631	1,827
Foreign exchange loss	13		(6)	(177)	(41)	5	(34)	1	83
(gain)
Gain on disposal of	–			–	(14)	–	–	–	–
equipment
Interest income	(4)		(232)	(9)	(32)	(36)	(50)	(64)	(93)
Tax related to flow-through	–		16	65	–	–	–	–	–
financing
Subtotal	389		(1,440)	1,626	3,211	1,469	656	568	1,817
Stock-based compensation	33		39	11	194	–	–	–	–
Net loss (gain) for the	$422	$	(1,401)	$1,637	$3,405	$1,469	$656	$568	$1,817
period

Basic and diluted net loss
(profit) per share	$0.01		$(0.02)	$0.02	$0.05	$0.02	$0.01	$0.01	$0.03

Weighted average number
of common shares	72,739		70,684	67,848	67,739	67,739	63,923	63,299	63,204
outstanding (thousands)

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

The Company had a net loss of $421,549 for the first quarter of fiscal 2010 compared to net loss of $1,469,169 for the same period in fiscal 2009. The decrease in loss for the quarter was due primarily to decreased exploration expenditures in British Columbia compared to the previous season.

Exploration expenses for the first quarter of fiscal 2010, excluding stock-based compensation, decreased to $196,170, compared to $1,264,466 for the same period in the previous year. This decrease was due to decreased exploration programs being carried out in British Columbia. The major exploration expenditures during the period were assays and analysis (2010 – $20,451; 2009 – $54,024), geological (2010 – $69,917; 2009 – $818,114), property fees and assessments (2010 – $70,608; 2009 – $18,410), and socioeconomic (2010 – $13,298; 2009 – $2,730).

Administrative costs for the current period also decreased in line with the decrease in exploration activities. The major administrative costs during the period were salaries and benefits (2010 – $106,186; 2009 – $76,060), office and administration (2010 – $41,268; 2009 – $54,548), and shareholder communication (2010 – $18,166; 2009 – $61,217).

Stock-based compensation expense of $32,907 was charged to operations during the first quarter of fiscal 2010, compared to $nil for the same period of fiscal 2009.

Interest income decreased to $3,655 for the current period compared to $35,952 for the same period last year, due mainly to lower average interest rates and lower average cash balances on hand during the current period compared to same period of the prior year.

A foreign exchange loss of $12,730 was recorded during the current period, compared with a loss of $4,894 in the same period of the prior year, due to a decline in the value of the Company's US dollar assets, mainly held in cash and equivalents, against the Canadian dollar.

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2009, the Company had working capital of approximately $3.0 million, compared to working capital of $3.3 million as at March 31, 2009. The decrease in working capital is due to the exploration and administrative expenditure incurred in the first quarter of fiscal 2010. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects, but in light of current market conditions will remain prudent and disciplined in its approach in doing so, by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7           Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

The required disclosure is provided in note 8 of the accompanying unaudited financial statements as at and for the period ended June 30, 2009.

1.10          Fourth Quarter

Not applicable.

1.11          Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12          Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13          Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the period ended June 30, 2009.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14          Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15          Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1       Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the period ended June 30, 2009.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
THREE MONTHS ENDED JUNE 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Disclosure of Outstanding Share Data

The following table details the share capital structure as at August 24, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			72,739,473
Warrants	February 9, 2011	$0.10	5,000,000
Options	July 19, 2011	$0.70	1,675,864
Options	April 28, 2012	$0.70	70,000

1.15.3      Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.